UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PIERIS PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
720795103
(CUSIP Number)

OrbiMed Advisors LLC OrbiMed Capital GP III LLC Samuel D. Isaly 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 720795103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
OrbiMed Advisors LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ X ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,259,620*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,259,620*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
7,259,620*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 18.8%*
14.	Type of Reporting Person (See Instructions): IA

* This percentage is calculated based upon 38,520,431 shares of common stock, par value $0.001 per share (the “Shares”), outstanding of Pieris Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”), as set forth in the Issuer’s final prospectus, dated June 30, 2015, filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2015, and assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional 1,363,636 Shares.

CUSIP No. 720795103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
OrbiMed Capital GP III LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ X ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,194,222*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,194,222*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
7,194,222*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 18.7%*
14.	Type of Reporting Person (See Instructions): OO

* This percentage is calculated based upon 38,520,431 Shares outstanding, as set forth in the Issuer’s final prospectus, dated June 30, 2015, filed with the SEC on June 30, 2015, and assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional 1,363,636 Shares.

CUSIP No. 720795103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Samuel D. Isaly
2.	Check the Appropriate Box if a Member of a Group	(a) [ X ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,259,620*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,259,620*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
7,259,620*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 18.8%*
14.	Type of Reporting Person (See Instructions): IN

* This percentage is calculated based upon 38,520,431 Shares outstanding, as set forth in the Issuer’s final prospectus, dated June 30, 2015, filed with the SEC on June 30, 2015, and assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional 1,363,636 Shares.

Item 1.     Security and Issuer.

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”), of Pieris Pharmaceuticals, Inc., a corporation organized under the laws of Nevada (the “Issuer”), with its principal executive offices located at Lise-Meitner-Strasse 30, 85354 Freising-Weihenstephan, Germany. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.     Identity and Background.

(a)     This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC (“GP III”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)     Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole general partner of OrbiMed Associates III, LP (“Associates III”) and the sole managing member of GP III, which is the sole general partner of OrbiMed Private Investments III, LP (“OPI III”). OPI III and Associates III hold Shares as described herein. Advisors, GP III, and Isaly have their principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP III are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)	name;
(ii)	business address;
(ii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
(iv)	citizenship.

(d) – (e)     During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Isaly is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

The Reporting Persons, pursuant to their authority under the limited partnership agreements of OPI III and Associates III (as applicable), as more particularly described in Item 6 below, caused OPI III and Associates III (as applicable) to purchase the Shares reported on this Schedule 13D with the investment capital of such entities. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $21,037,100. The source of funds for such purchases was the working capital of OPI III and Associates III, as applicable.

Item 4.     Purpose of Transaction.

The Shares initially had been acquired (and those that continue to be held are held) by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI III or Associates III.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s common stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the common stock or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

 Item 5.     Interest in Securities of the Issuer.

(a) – (b)     As of the date of this filing, Advisors, GP III and Isaly may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares. Based upon information contained in the Amendment No. 2 to the Form S-1 Registration Statement filed with the SEC on June 24, 2015 and effective June 29, 2015, such Shares deemed to be indirectly beneficially owned by GP III constitutes approximately 18.7% of the issued and outstanding Shares, and such Shares deemed to be indirectly beneficially owned by Advisors and Isaly constitutes approximately 18.8% of the issued and outstanding Shares. Advisors, pursuant to its authority as the sole managing member of GP III, which is the sole general partner of OPI III, and as the sole general partner of Associates III, may be deemed to indirectly beneficially own the Shares held by OPI III and Associates IIII. GP III, pursuant to its authority as the general partner of OPI III, may be deemed to indirectly beneficially own the Shares held by OPI III. Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors. As a result, Isaly, Advisors and GP III share the power to direct the vote and the disposition of the Shares held by OPI III described in Item 6 below, and Isaly and Advisors share the power to direct the vote and the disposition of the Shares held by Associates III.

In addition, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and/or Associates III, prior to the date of this filing, caused OPI III and Associates III, as applicable, to enter into the agreements referred to in Item 6 below.

(c)     The Reporting Persons, pursuant to their authority under the limited partnership agreements of OPI III and Associates III (as applicable), as more particularly described in Item 6 below, caused OPI III and Associates III (as applicable), to purchase 500,000 Shares from the underwriters in connection with the Issuer’s initial public offering at a price of $2.75 per Share for an aggregate purchase price of $1,375,000. The closing of such purchase occurred on July 6, 2015.

(d)     Not applicable.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP III is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III. Advisors is the sole managing member of GP III, pursuant to the terms of the limited liability company agreement of GP III, and the sole general partner of Associates III, pursuant to the terms of the limited partnership agreement of Associates III. Pursuant to these agreements and relationships, Advisors and GP III have discretionary investment management authority with respect to the assets of OPI III, and Advisors has discretionary investment management authority with respect to the assets of Associates III. Such authority includes the power of GP III and Advisors to vote and otherwise dispose of securities purchased by OPI III, and the power of Advisors to vote and otherwise dispose of securities purchased by Associates III. The number of outstanding Shares held of record by OPI III is 7,194,222, and the number of outstanding Shares held of record by Associates III is 65,398. Advisors may be considered to hold indirectly 7,259,620 Shares, and GP III may be considered to hold indirectly 7,194,222 Shares.

Chau Khuong (“Khuong”), an employee of Advisors, serves as Chairman of the Board of Directors of the Issuer and accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. On December 17, 2014 and April 30, 2015, Khuong was the recipient of a grant of options to purchase 30,000 and 5,277 Shares, respectively. From time to time, Khuong may receive additional stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Khuong is obligated to transfer any Shares issued under any such stock options or other awards to the Reporting Persons, which in turn will ensure that the economic benefit thereof is provided to OPI III and Associates on a pro-rata basis.

Lock-Up Agreement

In connection with the Reporting Persons’ receipt of Shares of the Issuer, the Reporting Persons entered into a lock-up letter agreement (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, subject to limited exceptions, the Reporting Persons will not, during the period ending 90 days after the date of the prospectus relating to the public offering of the Issuer’s Shares (the “Lock-Up Period”), directly or indirectly (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares owned either of record of beneficially or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Registration Rights Agreement

The Issuer is party to a registration rights agreement among the Reporting Persons and other investors that participated in the private placement of the Issuer’s Shares (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement to register for resale all Shares issued in such private placement, as well as an additional 20,000,000 Shares issued to former stockholders of Pieris Operating and an additional 542,360 Shares issued to holders of certain placement warrants. Under the Registration Rights Agreement, the Issuer will keep its registration statement effective until the later of December 17, 2016 and such time as all of the securities registered thereunder have been sold under such registration statement or pursuant to Rule 144 or may be sold without restriction pursuant to Rule 144. If there is not an effective registration statement covering the resale of the securities to be registered thereunder at any time prior to December 17, 2015, then the selling stockholders party to the Registration Rights Agreement, including the Reporting Persons, will have “piggyback” registration rights with respect to any such securities that are not eligible for resale pursuant to Rule 144.

If the registration statement ceases to be effective during the required effectiveness period, except as permitted under the Registration Rights Agreement, the Issuer will be obligated pay the selling stockholders party to the Registration Rights Agreement, including the Reporting Persons, an amount in cash equal to 1.0% of the value of such party’s Shares on every monthly anniversary of such failure.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which was filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 333-190728) filed with the SEC on December 23, 2014 and is incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits.

The following exhibits are incorporated into this statement on Schedule 13D:

Exhibit 1:	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.

Exhibit 2:	Form of Lock-up Letter Agreement

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2015

OrbiMed Advisors LLC
a Delaware Limited Liability Company

By:
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC
a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC
A Delaware Limited Liability Company and its
Managing Member

By:
Name: Samuel D. Isaly
Title: Managing Member

Samuel D. Isaly

Name: Samuel D. Isaly

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated July 9, 2015 (the “Schedule 13D”), with respect to the Common Stock, of Pieris Pharmaceuticals, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 9th day of July, 2015.

OrbiMed Advisors LLC
a Delaware Limited Liability Company

By:
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC
a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC
A Delaware Limited Liability Company and its
Managing Member

By:
Name: Samuel D. Isaly
Title: Managing Member

Samuel D. Isaly

Name: Samuel D. Isaly

Exhibit 2

LOCK-UP AGREEMENT

June ___, 2015

OPPENHEIMER & CO. INC.

JMP SECURITIES LLC

As Representatives of the Several

Underwriters named in Schedule I to

the Underwriting Agreement

c/o Oppenheimer & Co. Inc.

85 Broad Street

New York, New York 10004

Re: Public Offering of Pieris Pharmaceuticals, Inc.

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”) of the several Underwriters, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Pieris Pharmaceuticals, Inc., a Nevada corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters named in Schedule I to the Underwriting Agreement (the “Underwriters”), of shares of common stock, par value $0.001 (“Common Stock”), of the Company (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to enter into the Underwriting Agreement and to proceed with the Public Offering of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees for the benefit of the Company, you and the other Underwriters that, without the prior written consent of the Representatives on behalf of the Underwriters, the undersigned will not, during the period ending 90 days (the “Lock-Up Period”) after the date of the prospectus relating to the Public Offering (the “Prospectus”), directly or indirectly (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing. In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The foregoing shall not apply to (i) Common Stock to be transferred as a gift or gifts, by will or intestacy or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (provided that any donee or transferee thereof agrees in writing to be bound by the terms hereof); (ii) the sale of the Securities to be sold pursuant to the Prospectus; (iii) distribution of Common Stock to partners, members, stockholders, other equity holders, or if the undersigned is a trust, trust beneficiaries, in each case, of the undersigned (provided that any transferee thereof agrees to be bound by the terms hereof); (iv) transfers of Common Stock to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned (provided that any transferee thereof agrees to be bound by the terms hereof); (v) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Shares, provided that such plan does not provide for any transfers of Shares during the Lock-Up Period and the entry into such plan is not publicly disclosed, including in any filing under the Exchange Act, during the Lock-Up Period; (vi) transfers of shares of Common Stock to the Company (x) as forfeitures to satisfy tax withholding and remittance obligations of the undersigned in connection with the vesting or exercise of equity awards granted pursuant to the Company’s equity incentive plans, or (y) pursuant to a net exercise or cashless exercise by the undersigned of outstanding equity awards pursuant to the Company’s equity incentive plans; or (vii) the disposition or transfer of shares of Common Stock acquired in the Public Offering or on the open market following the Public Offering; provided that, in each of clauses (i), (iii) and (iv), no filing by any party under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be voluntarily made before the expiration of the Lock- Up Period showing a decrease in the number of shares of Common Stock held by the undersigned and its affiliates in such filing. In addition, no provision herein shall be deemed to restrict or prohibit the exercise or exchange by the undersigned of any option or warrant to acquire shares of Common Stock, or any other security exchangeable or exercisable for, or convertible into, Common Stock; provided that the undersigned does not transfer the Common Stock acquired on such exercise or exchange during the Lock-Up Period, unless otherwise permitted pursuant to the terms of this Letter Agreement.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

In the event that the Representatives on behalf of the Underwriters, release, in full or in part, any officer, director or holder of at least one percent (1%) or more of the then outstanding Common Stock (measured as of the date of the Triggering Release (as defined below)) (a “Triggering Shareholder”) from the restrictions of any lock-up agreement similar to this Letter Agreement signed by such Triggering Shareholder for the benefit of the Underwriters (a “Triggering Release”), then the undersigned shall be automatically released (subject, in the case of directors and officers of the Company, to any required notice and announcement procedures provided for herein) to the same extent with respect to the same percentage of the then outstanding Common Stock of the undersigned as the percentage of the then outstanding Common Stock being released in the Triggering Release represent with respect to the then outstanding Common Stock held by the Triggering Shareholder at the time of the request of the Triggering Release. In the event of a Triggering Release, the Company shall use commercially reasonable efforts to notify the undersigned within three (3) business days of the occurrence of such Triggering Release, which notification obligation may be satisfied by the issuance of a press release through a major news service announcing such Triggering Release; provided that the failure to by the Company to give such notice shall not give rise to any claim or liability against the Representatives, any Underwriter or the Company, except, in respect of the Company, in the case of bad faith on the part of the Company. The provisions of this paragraph will not apply if either (i) (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer; or (ii) the Triggering Release is in respect of less than 50,000 shares of Common Stock.

The undersigned understands that, if (i) the Underwriting Agreement does not become effective; (ii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder; (iii) the Company notifies the undersigned that it does not intend to proceed with the Public Offering or (iv) a closing of the Public Offering has not yet occurred as of August 31, 2015, the undersigned shall be released from all obligations under this Letter Agreement.

The undersigned, whether or not participating in the Public Offering, understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

[Remainder of Page Intentionally Left Blank]

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

OrbiMed Private Investments III, LP

By: OrbiMed Capital GP III LLC,

its General Partner

By: OrbiMed Advisors LLC,

its General Partner

By:/s/ Jonathan Silverstein

Name: Jonathan Silverstein

Title: Member